NO ACT

PE
3-1-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005268

Received SEC

MAR 03 2014

Washington, DC 20549

March 3, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-3-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.

Dear Mr. Mueller:

This is in regard to your letter dated March 1, 2014 concerning the shareholder proposals submitted by Investor Voice on behalf of Mercy Rome and Bryce Mathern for inclusion in Amazon.com's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Mercy Rome has withdrawn its proposal and that Amazon.com therefore withdraws its January 17, 2014 request for a no-action letter from the Division. Your letter also indicates that Amazon.com will include in its proxy materials the proposal submitted by Bryce Mathern. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Bruce Herbert
Investor Voice, SPC
team@investorvoice.net

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 1, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Investor Voice, SPC
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 17, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, Amazon.com, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") two shareholder proposals and statements in support thereof submitted by Investor Voice, SPC (the "Proponent"). The Proponent submitted the first shareholder proposal purportedly on behalf of Bryce Mathern (the "Political Contributions Proposal") on December 12, 2013 and the second shareholder proposal purportedly on behalf of Mercy Rome (the "Sandy Hook Proposal") on December 13, 2013.

Enclosed as Exhibit A is an email from the Proponent, dated February 28, 2014, withdrawing the Sandy Hook Proposal. In reliance on the email from the Proponent, we hereby withdraw the January 17, 2014 no-action request relating to the Company's ability to exclude the Sandy Hook Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

In addition, on behalf of the Company, we hereby withdraw the January 17, 2014 no-action request relating to the Company's ability to exclude the Political Contributions Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. This confirms that the Company intends to include the Political Contributions Proposal in the 2014 Proxy Materials.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Mark F. Hoffman, Amazon.com, Inc.
Bruce T. Herbert, Investor Voice, SPC
Bryce Mathern
Mercy Rome

101688789.1

GIBSON DUNN

EXHIBIT A

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Friday, February 28, 2014 4:13 PM
To: Hoffman (Legal), Mark
Cc: Bruce Herbert - IV Team
Subject: AMZN. Withdrawal Agreement on Sandy Hook Proposal.
Importance: High

Seattle   Friday 2/28/2014

Dear Mark,

Many thanks again for the discussion earlier today.

In light of the Company's willingness to withdraw in its entirety (related to both shareholder proposals) the January 17, 2014 No-Action request that was initiated by Gibson Dunn on Amazon's behalf:

Investor Voice SPC hereby formally withdraws the shareholder proposal submitted by letter dated December 13, 2013 on behalf of Mercy Rome for the 2014 Annual Meeting of Shareholders of Amazon.com.

For our records, please CC Investor Voice (team@InvestorVoice.net) to your correspondence to the SEC that indicates the Company's withdrawal.

Thank you, and have a good weekend.

All the best,   . . . Bruce

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 17, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposals of Investor Voice, SPC
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") two shareholder proposals (the "Proposals") and statements in support thereof received from Investor Voice, SPC (the "Proponent" or "Investor Voice").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to Investor Voice.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Investor Voice that if Investor Voice elects to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

Investor Voice submitted to the Company via overnight delivery a shareholder proposal purportedly on behalf of Bryce Mathern (the "Political Contributions Proposal"), which was sent on December 12, 2013 and received by the Company on December 13, 2013. *See* Exhibit A. Investor Voice submitted to the Company via email another shareholder proposal on December 13, 2013 purportedly on behalf of Mercy Rome (the "Sandy Hook Proposal"), which is attached hereto as Exhibit B.

Investor Voice's submissions requested that the Company identify *Investor Voice* as the "sponsor" of both Proposals in the Company's proxy statement. Investor Voice's submissions did not contain any documentation to support Investor Voice's claim that Mr. Mathern or Ms. Rome had authorized Investor Voice to submit the Proposals on their behalf. Investor Voice's submissions also did not contain any proof of ownership of the Company's shares by Investor Voice, Mr. Mathern, or Ms. Rome, and did not include a statement from Investor Voice, Mr. Mathern, or Ms. Rome of its, his, or her own respective intention to hold the requisite number of Company shares through the date of the 2014 Annual Meeting of Shareholders. Rather, the submissions included a statement from Investor Voice that "it is the client's [i.e., Mr. Mathern's or Ms. Rome's] stated intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders."

After the Company verified that Investor Voice, Mr. Mathern, and Ms. Rome each were not a shareholder of record, the undersigned sent a deficiency notice to Investor Voice on the Company's behalf on December 18, 2013 (the "Deficiency Notice," attached hereto as Exhibit C). Because the materials submitted by Investor Voice contained a number of deficiencies, the Deficiency Notice: expressly identified each deficiency; explained the steps Investor Voice, Mr. Mathern, and Ms. Rome could take to cure each of the deficiencies; and stated that the Commission's rules required any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice was delivered to Investor Voice, with copies to Mr. Mathern and Ms. Rome, on December 19, 2013. *See* Exhibit C.

Specifically, the Deficiency Notice stated that because Investor Voice's letters indicate that "Investor Voice is the sponsor" of the Proposals, it appeared that Investor Voice was the proponent. Accordingly, the Deficiency Notice stated that "pursuant to Rule 14a-8(c), a proponent may submit no more than one proposal to a company for a particular shareholders' meeting" and that since Investor Voice appears to be the proponent of both Proposals, Investor Voice must "correct this procedural deficiency by indicating which proposal

Investor Voice would like to submit and which proposal Investor Voice would like to withdraw." *See* Exhibit C.

The Deficiency Notice also specified the information that Investor Voice, as the proponent, had to provide to demonstrate its continuous ownership of Company shares for the one-year period preceding and including the date the Proposals were submitted and to confirm its intention to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders. Finally, the Deficiency Notice specified the information that needed to be provided to the Company to satisfy these requirements if Mr. Mathern or Ms. Rome were the proponents of the Proposals, including evidence that Mr. Mathern and Ms. Rome had authorized Investor Voice to submit the Proposals on their behalf as of the date the Proposals were submitted (December 12, 2013 and December 13, 2013, respectively).

On December 27, 2013, Investor Voice submitted to the undersigned and to the Company via email a response to the Deficiency Notice (the "Deficiency Response Letter," attached hereto as Exhibit D). The Deficiency Response Letter included, among other things, a document dated December 19, 2013 executed by Mr. Mathern (the "Mathern Authorization Letter"), stating:

> I hereby authorize and appoint Investor Voice, SPC . . . to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to):
>
> - Proxy voting
> - The submission, negotiation, and withdrawal of shareholder proposals
> - Requesting letters of verification from custodians, and
> - Attending and presenting at shareholder meetings
>
> This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

The Mathern Authorization Letter also states that "any company receiving a shareholder proposal under this durable appointment and grant of authority" shall, among other things, "[d]irect all correspondence, questions, or communication regarding same to Investor Voice." The Deficiency Response Letter also included a document dated December 19, 2013 executed by Ms. Rome providing the same general authorization to Investor Voice (the "Rome Authorization Letter," and together with the Mathern Authorization Letter, the "Shareholder Authorization Letters"). *See* Exhibit D.

The Deficiency Response Letter also included a document dated December 19, 2013 executed by Mr. Mathern stating, "By this letter I hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders" and stating that the letter "applies to the shares of any company that I own at which a shareholder proposal is filed (whether directly or on my behalf)." The Deficiency Response Letter also included an identical document dated December 19, 2013 executed by Ms. Rome. None of the documents from Mr. Mathern and Ms. Rome that were provided by Investor Voice specifically refer to the Company or either of the Proposals. The 14-day deadline to respond to the Deficiency Notice expired on January 2, 2014, and the Company has not received any other correspondence from Investor Voice, Mr. Mathern, or Ms. Rome addressing this deficiency.

THE PROPOSALS

The Political Contributions Proposal relates to a proposed report on the Company's political contributions and expenditures and the policies and procedures for making such contributions and expenditures. *See* Exhibit A.

The Sandy Hook Proposal states:

> **Resolved:** Shareholders of Amazon.com, Inc. ("Amazon" or "Company") urge the Board of Directors to report annually to shareholders, in a report posted on the Company's website, on the actions the Company has taken, if any, in regard to the following elements of the Sandy Hook Principles:
>
> 1. Promote restrictions on firearms and ammunition sales, transfers and possession to keep firearms out of the hands of children (unless authorized), persons with mental illness or mental health challenges (unless authorized), criminals, domestic or international terrorists and anyone else prohibited from possessing them under federal law;
>
> 2. Support the establishment of a federal universal background check system for every sale or transfer of firearms or ammunition conducted by the Company;
>
> 3. Reevaluate policies regarding the sale of accessories, devices or materials/information used to assist the conversion of firearms into military style assault weapons for use by civilians;
>
> 4. Take steps to promote the conducting of background checks for every sale or transfer of firearms or ammunition by business clients, including gun show operators or gun dealers;

5. Support a federal gun trafficking statute to ensure strict punishment for individuals engaging in the trade of selling firearms to anyone prohibited from possessing them under federal law; and

6. Efforts to promote firearm safety education at the point of sale and in the communities in which the Company conducts business operations.

See Exhibit B.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(c) because Investor Voice has submitted more than one shareholder proposal for consideration at the Company's 2014 Annual Meeting of Shareholders and, despite proper notice, has failed to correct this deficiency;

- Rule 14a-8(b) because Mr. Mathern and Ms. Rome (collectively, the "Nominal Proponents") are nominal proponents for Investor Voice, which has not demonstrated that it is a shareholder of the Company;

- Rule 14a-8(e)(2) because the Shareholder Authorization Letters, in which Mr. Mathern and Ms. Rome for the first time directly authorized Investor Voice to act on their behalf, were both executed and received at the Company's principal executive offices after the applicable deadline for submitting shareholder proposals; and

- Rule 14a-8(b) and Rule 14a-8(f)(1) because each of Mr. Mathern and Ms. Rome failed to provide an adequate statement of his or her intent to hold the requisite shares through the date of the 2014 Annual Meeting of Shareholders because the statements that were provided did not refer to the Company or to the Proposals.

Furthermore, if the Staff does not concur that the Proposals may be excluded on the bases set forth above, we believe that the Sandy Hook Proposal may be excluded pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically, the Company's participation in the political or legislative process relating to its operations.

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(c) Because Investor Voice Submitted The Proposals In Violation Of The One Proposal Rule And Failed To Correct This Deficiency After Proper Notice.

The facts and circumstances demonstrate that Investor Voice is, in fact, the proponent of the Proposals and that the Nominal Proponents are its alter egos. Thus, the Proposals are excludable pursuant to Rule 14a-8(c), which states that each shareholder may submit no more than one proposal for each shareholder meeting. In this regard, Investor Voice has failed to select which of the two Proposals it wishes to sponsor for consideration at the Company's 2014 Annual Meeting of Shareholders despite being provided notice of the one proposal limit in Rule 14a-8(c).

A. Abuse Of The Commission's Shareholder Proposal Rules

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission more than 30 years ago first adopted a limit on the number of proposals that a shareholder would be permitted to submit under Rule 14a-8, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (Nov. 22, 1976) (the "1976 Release"). The Commission further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

In 1982, when it proposed amendments to the Rule to reduce the proposal limit from two proposals to one proposal, the Commission stated:

> These changes, both in the rule and the interpretations thereunder, reflect in large part, criticisms of the current rule that have increased with the pressure placed upon the existing mechanism by the large number of proposals submitted each year and the increasing complexity of the issues involved in those proposals, as well as the susceptibility of certain provisions of the rule

> and the staff's interpretations thereunder to abuse by a few proponents and issuers.

Exchange Act Release No. 19135 (October 14, 1982).

Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983).

B. Legal Standards For Concluding That The Nominal Proponents Are Investor Voice's Alter Egos

The Staff has interpreted Rule 14a-8(c) (and its predecessor) to permit exclusion of multiple proposals when the facts and circumstances show that nominal proponents "are acting on behalf of, under the control of, or as the alter ego of" the proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). Moreover, the Staff (echoing the Commission's statement in the 1976 Release) has on several occasions noted that "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). In *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking.

Restatement (Second) of Agency § 1 (1958).

The Staff has concurred that the "alter ego" and "control" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant shareholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Investor Voice complete control over the shareholder proposal process, and the Nominal Proponents' conduct indicates that they act as its agent by agreeing to let their shares serve as the basis for Investor Voice to submit the Proposals. Likewise, Investor Voice has explicitly claimed to be the "sponsor" of the Proposals, and the documentation it has provided demonstrates that it so dominates all aspects of the Nominal Proponents' submission of the Proposals that it is clear Investor Voice is the proponent of the Proposal and the shareholders are only nominal proponents.

C. *Staff Precedent Supports That The Nominal Proponents Are Investor Voice's Alter Egos*

The Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[1] However, even in the absence of an explicit acknowledgment that shareholders are serving as nominal proponents or acting as a group, Staff precedent indicates across a wide variety of factual scenarios that circumstantial evidence can satisfy the burden of demonstrating that nominal proponents are the alter ego of a single proponent. *See, e.g., Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006) (proposals submitted by father and son excluded where the father served as custodian of the son's shares); *BankAmerica Corp.* (avail. Feb. 8, 1996) (proposals excludable where the same person was the president of a corporation that submitted one proposal and the custodian of shares held by another); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995) (proposals excluded where trustee submitted proposals on behalf of three trusts and signed each cover letter in his capacity as trustee); *Albertson's Inc.* (avail. Mar. 11, 1994) (proposals submitted by two individuals who identified themselves as associated with the "Albertson's Shareholder's Committee" excludable); *TPI Enterprises, Inc.* (avail. July 15, 1987) (proposals excluded where, among other things, the individual coordinating the proposals communicated directly with the company regarding the proposals, and the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals).

---

[1] *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting"); *Occidental Petroleum Corp.* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

Of particular relevance to the facts here, in *Alaska Air Group, Inc.* (avail. Mar. 5, 2009, *recon. denied* Apr. 8, 2009), each of three shareholders granted the proponent proxy authority to act on their behalf, and the proponent submitted three different proposals to the company on behalf of those shareholders. The Staff granted exclusion of the three proposals in *Alaska Air* on the basis that "the proponent exceeded the one-proposal limitation in [R]ule 14a-8(c)." The proxy authority at issue conferred authority to "act on my behalf in all shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The company argued that, "as a result of the unlimited breadth, discretion, and duration of the proxy authority granted to the [p]roponent," the proponent was the beneficial owner of the shares of each of the three individuals who granted the proxy, and, thus, the proponent's submission of three shareholder proposals to the company violated the one-proposal limit in Rule 14a-8(c). The company argued that "the unlimited breadth, discretion, and duration of the proxy authority granted to the [p]roponent" also distinguished no-action requests submitted by AT&T, Inc. where the Staff declined to concur with exclusion based on AT&T's argument that the holder of a proxy should be deemed the beneficial owner of the shares where the proxy conferred authority only with regard to the submission of proposals or voting at an annual meeting of shareholders.

D. The Facts And Circumstances Indicate That Investor Voice, Not The Nominal Proponents, Is The Proponent Of The Proposals

The facts and circumstances surrounding the Proposals, the Nominal Proponents, and Investor Voice demonstrate that Investor Voice is the proponent of the Proposals. Both Proposals were sent to the Company by Investor Voice using Investor Voice letterhead on the cover letter. The cover letters of both Proposals also stated, "We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution." *See* Exhibits A and B (emphasis in original).

Furthermore, all correspondence regarding the Proposals has come from Investor Voice, not the Nominal Proponents. In response to the Deficiency Notice, Investor Voice responded to the Company, again sending a cover letter with Investor Voice letterhead, attaching, among other things, identical forms executed by each of the Nominal Proponents authorizing Investor Voice to act on behalf of the Nominal Proponents. Moreover, these letters authorizing Investor Voice to act on behalf of the Nominal Proponents were dated *after* the date that the Proposals were submitted and *after* the deadline for submitting shareholder proposals to the Company. The Shareholder Authorization Letters, dated December 19, 2013, state that the Nominal Proponents "hereby authorize" Investor Voice to act on their behalf. Nothing that Investor Voice has submitted has demonstrated that the Nominal Proponents had or even now have any involvement in determining to submit these specific Proposals to the Company for its 2014 Annual Meeting of Shareholders. Instead, the documentation demonstrates that at the time the Proposals were submitted, Investor Voice was the proponent of the Proposals.[2]

As in *Alaska Air*, the "unlimited breadth, discretion, and duration" of the authority granted to Investor Voice by the Nominal Proponents renders Investor Voice the beneficial owner of the Nominal Proponents' shares and the proponent of the Proposals. The proxy authority granted by the Nominal Proponents to Investor Voice is as broad, and in some aspects broader, than the proxy authority at issue in *Alaska Air*. Specifically, just as the proxy authority in *Alaska Air* authorized a person to "act on my behalf *in all shareholder matters*, including this Rule 14a-8 proposal" (emphasis added), the Nominal Proponents' Shareholder Authorization Letters confer authority on Investor Voice to "represent [the Nominal Proponents] for the securities that [they] hold *in all matters* relating to shareholder engagement" (emphasis added). Moreover, the Shareholder Authorization Letters are even broader than the proxy authority at issue in *Alaska Air*, because they are not limited to a single shareholder proposal to be presented at a specified annual meeting, but instead specifically encompass (but are "not limited to): Proxy voting[,] The *submission*, negotiation, and withdrawal of shareholder proposals[,] . . . and Attending and presenting at shareholder meetings" and state that "This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive." *See* Exhibit D (emphasis added). Thus, as in *Alaska Air*, by virtue of the "breadth, discretion and duration" of the grant of authority to Investor Voice by the Nominal Proponents, Investor Voice (rather than its clients, who are the purported proponents) is the beneficial owner of the Nominal Proponents' shares and the proponent of the Proposals.

E. *The Company Notified Investor Voice Of The One Proposal Limit In Rule 14a-8(c), But Investor Voice Failed To Correct This Deficiency*

The Company received the Political Contributions Proposal and the Sandy Hook Proposal from Investor Voice on December 13, 2013. On December 18, 2013, the undersigned sent the Deficiency Notice on behalf of the Company to Investor Voice and to the Nominal Proponents, which was delivered to all three recipients on December 19, 2013. The Deficiency Notice informed Investor Voice of the one proposal limit and asked Investor Voice to indicate "which proposal Investor Voice would like to submit and which proposal Investor Voice would like to withdraw." *See* Exhibit C. On December 27, 2013, two weeks after the Company's deadline for submission of shareholder proposals had passed, Investor Voice submitted the Deficiency Response Letter, which claimed that the proponents of the

[2] The fact that the Shareholder Authorization Letters granted retroactive authority to Investor Voice does not alter the facts as they existed on December 12, 2013 and December 13, 2013, when the Proposals were submitted.

Proposals are the Nominal Proponents and failed to indicate which proposal Investor Voice wished to withdraw and which proposal Investor Voice wished to have appear in the 2014 Proxy Materials. *See* Exhibit D. However, consistent with Staff precedent discussed above, Investor Voice is the proponent of the Proposals, not the Nominal Proponents. Thus, because Investor Voice has failed to cure the deficiency of submitting multiple proposals in violation of the one-proposal rule, both Proposals may be excluded under Rule 14a-8(c).

II. The Proposals May Be Excluded Under Rule 14a-8(b) Because Investor Voice And Not The Nominal Proponents Submitted The Proposals And Investor Voice Has Not Demonstrated That It Is A Shareholder Of The Company.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Investor Voice failed to substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the proponent is not the registered holder, the proponent "is responsible for proving his or her eligibility to submit a proposal to the company," which the proponent may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

In this case, the Company determined that Investor Voice was and is the proponent of the Proposals. Notwithstanding language in Investor Voice's December 12, 2013 and December 13, 2013 cover letters stating that Investor Voice was submitting the Proposals on behalf of Mr. Mathern and Ms. Rome, a copy of the Proposals and their supporting statements were the only attachments accompanying these letters. There was no evidence of any kind indicating any relationship or agreement between Investor Voice and either Mr. Mathern and Ms. Rome regarding submission of these specific Proposals to the Company for its 2014 Annual Meeting of Shareholders. Furthermore, those letters stated, "[w]e would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution" (emphasis in original). Finally, the subsequently received Shareholder Authorization Letters indicate that Investor Voice did not have written authorization to submit the Proposals on behalf of the Nominal Proponents at the time the Proposals were submitted to the Company.

Investor Voice did not include with its submissions documentary evidence of its ownership of Company shares. In addition, the Company reviewed its stock records, which did not indicate that Investor Voice was the record owner of any shares of Company securities. Accordingly, in accordance with Rule 14a-8(f), the Company sought verification of share ownership from Investor Voice by sending the Deficiency Notice on December 18, 2013, which was well within 14 calendar days of the Company's December 13, 2013 receipt of the Proposals. The Deficiency Notice described the ownership requirements of Rule 14a-8(b) and the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), stated that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date Investor Voice received the Deficiency Notice, and included a copy of Rule 14a-8 and SLB 14F.

The Deficiency Notice further stated:

> If Investor Voice is the Proponent of either or both Proposals, Investor Voice must remedy the foregoing defects by providing (1) proof of continuous ownership of Company shares for the one-year period preceding and including the date the Proposals were submitted (December 12, 2013 and December 13, 2013, respectively) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC), and (2) a written statement that Investor Voice intends to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders.

The Deficiency Notice also stated:

> Alternatively, if Mr. Mathern or Ms. Rome is the Proponent of the corporate political contributions proposal and the Sandy Hook Principles proposal, respectively, then in addition to providing proof of continuous ownership by Mr. Mathern and Ms. Rome of Company shares for the one-year period preceding and including the date his or her Proposal was submitted (December 12, 2013 and December 13, 2013, respectively) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC), the Company must be provided: (1) evidence that the Proponent (Mr. Mathern and Ms. Rome) had authorized Investor Voice to submit the Proposal on the Proponent's behalf *as of the date the Proposal was submitted* (December 12, 2013 and December 13, 2013, respectively); and (2) under Rule 14a-8(b), a written statement by each Proponent (Bryce Mathern and Mercy Rome) that each intends to continue to hold the requisite number of shares through the date of the Company's 2014 Annual Meeting of Shareholders.

See Exhibit C (emphasis added).

On December 27, 2013, Investor Voice responded to the Deficiency Notice via email, attaching: (1) the Shareholder Authorization Letters (each dated December 19, 2013);

(2) letters of intent to hold shares from the Nominal Proponents (each dated December 19, 2013); (3) a letter from Charles Schwab providing proof of Mr. Mathern's ownership of the Company's stock (dated December 13, 2013); and (4) a letter from FOLIO*fn*, Inc. providing proof of Ms. Rome's ownership of the Company's stock (dated December 20, 2013). The letter from Investor Voice objected to the Company's view that Investor Voice was the proponent of the Proposals, noting that "Bryce Mathern and Mercy Rome are the Proponents, respectively, of the two shareholder Proposals, and in line with a decades-long tradition Investor Voice is assisting them with the filing." However, although specifically requested in the Deficiency Notice, Investor Voice did not provide "evidence that . . . Mr. Mathern and Ms. Rome . . . had authorized Investor Voice to submit the Proposal on [their] behalf *as of the date the Proposal was submitted* (December 12, 2013 and December 13, 2013, respectively)" *See* Exhibit C (emphasis added).[3]

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible *to submit* a proposal, *you* must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added). Rule 14a-8 clarifies that "[t]he references to 'you' are to a shareholder seeking to submit the proposal." Allowing a non-shareholder to claim authority to submit a proposal on a shareholder's behalf and then obtain such authority only after receiving notice under Rule 14a-8(f) would undercut a fundamental premise of Rule 14a-8 – that *only shareholders* are entitled to submit proposals. Consistent with this requirement, and in contrast to the approach followed by Investor Voice, representatives of shareholders routinely include written authorization from the represented shareholder to submit a particular proposal to a particular company in the initial submission of a proposal.

Moreover, the Staff has previously concurred that the alter ego analysis discussed above applies to exclude shareholder proposals under Rule 14a-8(b). For example, in *PG&E Corp.*

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[3] These facts are in contrast to those in *Raytheon Co.* (avail. Mar. 13, 2008, *recon. granted on other grounds* Mar. 28, 2008), where the Staff declined to concur in the exclusion of a proposal that a shareholder's representative submitted on behalf of the shareholder. In *Raytheon*, the company initially did not receive any documentation of the representative's authorization to submit the proposal on the shareholder's behalf, but the representative subsequently provided such documentation, and it was dated as of the date the proposal had been submitted. Here, on the other hand, the Shareholder Authorization Letters from the Nominal Proponents are dated after the Proposals were submitted.

In addition, the Shareholder Authorization Letters also are more deficient than the "proxy" that the shareholder granted to a representative in *Apple Inc.* (avail. Dec. 17, 2013, *recon. denied* Jan. 8, 2014), which the Staff found not to provide a basis for exclusion. Unlike the Shareholder Authorization Letters, the *Apple* proxy identified the company by name and was dated as of the same date the proposal was submitted to the company.

(avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareholder proposal submitted by a non-shareholder and co-sponsored by several nominal proponents. In that case, one shareholder indicated that the proponent submitted the proposal without first contacting him and the other said that the proponent was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that the proponent was "not eligible to submit a proposal" to the company. *See also TRW Inc.* (avail. Jan. 24, 2001). Similarly here, in response to the Deficiency Notice, Investor Voice failed to timely provide evidence that at the time it submitted these specific Proposals to the Company, it was authorized to do so by a shareholder of the Company. Investor Voice has drafted the Proposals, Investor Voice has sponsored the Proposals and has also indicated that it would like the Company to state in the 2014 Proxy Materials that Investor Voice is the sponsor of the Proposals, and all correspondence regarding the Proposals has been with Investor Voice. The belated "authorization" by the Nominal Proponents purporting to authorize Investor Voice to act on their behalf, in addition to being dated after the date Investor Voice submitted the Proposals, does not reveal any intention by any shareholder to submit the specific Proposals to the Company. Instead, they serve as *carte blanche* for Investor Voice to submit any proposal that it wishes at any time (even several years later) and at any company where the Nominal Proponents own stock.[4]

Thus, the Company considers Investor Voice to be the proponent of the Proposals. Yet, despite the request for proof of ownership contained in the Deficiency Notice, Investor Voice has not submitted any proof of ownership to the Company. Because Investor Voice failed to provide proof of ownership of the Company's securities after receiving the Deficiency Notice, the Company believes it may properly exclude the Proposals from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

III. The Proposals May Be Excluded Under Rule 14a-8(e)(2) Because The Shareholder Authorization Letters Were Both Executed And Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

Even if the Nominal Proponents are assumed to be the proponents of the Proposals and the Shareholder Authorization Letters are assumed to be sufficient to authorize the submission of these specific Proposals to the Company, the Proposals may be excluded under Rule 14a-8(e)(2) because the Shareholder Authorization Letters, in which the Nominal

[4] Investor Voice submitted a shareholder proposal to JPMorgan Chase & Co. on December 10, 2013, purportedly on behalf of Ms. Rome, using what appears to be the same, generic Rome Authorization Letter (dated December 19, 2013). The proposal submitted to JPMorgan Chase & Co. addresses simple majority voting, a completely different topic from the Sandy Hook Proposal. *See* Exhibits A and D to No-Action Request of JPMorgan Chase & Co. (Jan. 14, 2014).

Proponents for the first time directly authorized Investor Voice to represent each of them in all matters related to shareholder engagement, were not executed or delivered to the Company at its principal executive offices before the deadline for submitting shareholder proposals.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline."

The Company received the Shareholder Authorization Letters at its principal executive offices on December 27, 2013, yet as disclosed on page 23 of the Company's proxy statement filed on April 12, 2013, the deadline for submitting proposals was December 13, 2013:

> Proposals of shareholders to be considered for inclusion in the Proxy Statement and proxy card for the 2014 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be submitted in writing to the Secretary of Amazon.com, Amazon.com, Inc., 410 Terry Avenue North, Seattle, WA 98109, and must be received by 6:00 p.m. Pacific Time on Friday, December 13, 2013. The submission of a shareholder proposal does not guarantee that it will be included in our Proxy Statement.

The December 13, 2013 deadline was calculated in accordance with Rule 14a-8(e)(2) and SLB 14, as it is 120 days before the anniversary of the release date disclosed in the Company's 2013 proxy statement.[5] Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Here, however, the Company has confirmed that the 2014 Annual Meeting of Shareholders is expected to be held not more than 30 days from the anniversary date of the 2013 Annual Meeting of Shareholders, and thus, the deadline for shareholder proposals set forth in the Company's 2013 proxy statement remains effective.

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[5] SLB 14 explains that, to calculate a shareholder proposal deadline, a company should: start with the release date disclosed in the previous year's proxy statement; increase the year by one; and count back 120 calendar days. Page 1 of the Company's 2013 proxy statement stated that "[t]his Proxy Statement is first being made available via the Internet to our shareholders on or about April 12, 2013." *Available at* http://www.sec.gov/Archives/edgar/data/1018724/000119312513151558/d445440ddef14a.htm.

The Company received the Shareholder Authorization Letters at its principal executive offices on December 27, 2013, 14 days after the December 13, 2013 deadline that was disclosed in the Company's 2013 proxy statement. Moreover, the Shareholder Authorization Letters were dated December 19, 2013, six days after the December 13, 2013 deadline that was disclosed in the Company's 2013 proxy statement, and state that they "hereby" authorize Investor Voice to submit any proposal it wants to any company on the Nominal Proponents' behalf. Although they purport to be "retroactive," the Shareholder Authorization Letters do not change the facts as they existed on December 13, 2013.[6] Thus, based on the submissions provided by Investor Voice, Investor Voice was acting without authorization at the time it submitted the Proposals, and as a result, the Shareholder Authorization Letters, which were received after the deadline, constituted the first submission to the Company from the Nominal Proponents.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline, even if only by one day and even if the deadline fell on a weekend or federal holiday. *See, e.g.*, *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline which fell on a Saturday); *Smithfield Foods, Inc.* (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline).

We therefore request that the Staff concur that the Proposals may properly be excluded from the 2014 Proxy Materials because the Shareholder Authorization Letters were not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

IV. The Proposals May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Nominal Proponents Failed To Provide An Adequate Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2014 Annual Meeting of Shareholders.

Even if the Nominal Proponents are assumed to be the proponents of the Proposals, the Proposals may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because neither of the

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[6] The Company did not provide Investor Voice or the Nominal Proponents with a deficiency notice described in Rule 14a-8(f)(1) notifying them that the Shareholder Authorization Letters were received late because such a notice is not required when a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide . . . notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

Nominal Proponents provided an adequate statement of intent to hold the requisite shares of the Company's common stock through the date of the Company's 2014 Annual Meeting of Shareholders.

The Company may exclude the Proposals under Rule 14a-8(f)(1) because the Nominal Proponents did not substantiate their eligibility to submit the Proposals under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, you [the shareholder] must . . . continue to hold those securities [i.e., at least $2,000 in market value, or 1%, of the company's securities] through the date of the meeting." Rule 14a-8(b)(2) further provides, as relevant here, "at the time you [the shareholder] submit your proposal, you must prove your eligibility to the company . . . . You must also include your own written statement that you intend to continue to hold *the securities* through the date of *the meeting* of shareholders" (emphasis added). *See also* SLB 14 (specifying that a shareholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareholder meeting).

The Staff consistently has concurred in the exclusion of shareholder proposals submitted by proponents who have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. For example, in *General Mills, Inc.* (avail. June 25, 2013), the Staff concurred that the company could exclude a shareholder proposal where the proponent failed to provide a written statement of intent to hold its securities in response to the company's deficiency notice. *See also General Electric Co.* (avail. Jan. 30, 2012); *International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a shareholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareholders).

In addition, the Staff has concurred in the exclusion of shareholder proposals where the statement provided by a shareholder was not an adequate statement of the proponent's intention to continue holding the requisite amount of company shares through the date of the shareholder meeting at which the proposal would be voted on by shareholders. For example, in *SBC Communications Inc.* (avail. Jan. 12, 2004), the Staff concurred in the exclusion of a shareholder proposal where the written statement of intent stated that the proponents intended to continue to own their shares in the company for an unspecified period of time but did not specify an intent to continue to own the shares through the date of the company's subsequent annual meeting. *See also The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (concurring in the exclusion of a shareholder proposal where the written statement of intent stated that the proponents intended to continue to own an unspecified number of shares in the company through the date of the company's annual meeting of shareholders but did not specify an intent to continue to own the requisite number of shares required under Rule 14a-8(b)); *Energen Corp. (Calvert Asset Management Co., Inc.)* (avail. Feb. 22, 2011) (concurring that the company could exclude the proposal under Rule 14a-8(f) where the written statement of intent to hold the company's securities was provided by the proponents' representative, rather than the proponents themselves).

As with the proposals cited above, each of Mr. Mathern and Ms. Rome has failed to provide an adequate written statement that, as of the date the Proposal was submitted, he or she intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders as required by Rule 14a-8(b). The statement made by Investor Voice, included in Investor Voice's initial submissions to the Company, that "it is the client's [i.e., Ms. Rome's or Mr. Mathern's] stated intention to continue to hold a requisite quantity of shares in the Company" is not sufficient because it was not made by the shareholder, as required by Rule 14a-8(b). As stated in Rule 14a-8(b)(2), "[y]ou [the shareholder] must . . . include *your own* written statement that you intend to continue to hold the securities through the date of the meeting of shareholders" (emphasis added). The Staff has further explained that "[t]he shareholder must provide this written statement." *See* SLB 14, Question (C)(1)(d). Further, even if Rule 14a-8(b) permitted a representative of the shareholder to make the requisite written statement on behalf of the shareholder, Investor Voice did not have, and the Company had not received, any such authorization from Mr. Mathern or Ms. Rome as of the dates (December 12, 2013 and December 13, 2013) that Investor Voice purported to make such written statement on their behalf. Therefore, similar to *Energen*, where the proponents' representative provided a statement of its intent that the proponents would continue to hold the company's securities, Investor Voice was speaking on its own behalf regarding its clients' intention to hold Company shares through the date of the Company's 2014 Annual Meeting of Shareholders and its statement should not be viewed as a statement on behalf of Mr. Mathern and Ms. Rome.

In addition, neither Mr. Mathern nor Ms. Rome has provided in response to the Deficiency Notice the requisite statement that, as of the date the Proposal was submitted, he or she intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders as required by Rule 14a-8(b). Here, the statements of intent provided by Investor Voice in response to the Deficiency Notice are even more generalized than the statements at issue in *SBC Communications*, *The Cheesecake Factory*, and *Energen*, where, as described above, the Staff concurred in the exclusion of the shareholder proposals. Specifically, in response to the Company's timely Deficiency Notice, Investor Voice provided generic letters from each of Mr. Mathern and Ms. Rome addressed "To Whom It May Concern" that each state they are "to be accepted as my Statement of Intent by any company receiving it." The letters purport to represent the intention of Mr. Mathern and Ms. Rome, respectively, to hold stock in an unspecified company[7] through the date of an unspecified annual meeting, for purposes of any and all shareholder proposals that may be submitted by Mr. Mathern and Ms. Rome or on their behalf. The letters also claim to operate for all eternity, in that they state they are "intended to be durable" and "forward-looking as well as retroactive."

The letters provided by Investor Voice are so vague and indefinite that they cannot reasonably be relied upon to represent the intentions of Mr. Mathern and Ms. Rome to hold a sufficient amount of the Company's common stock through the date of the Company's 2014 Annual Meeting of Shareholders, because the letters do not indicate any awareness of what proposal is being submitted to what company or the date of the annual meeting to which they relate. Thus, in response to the Deficiency Notice, Investor Voice has not timely provided a sufficient statement to satisfy either Mr. Mathern's or Ms. Rome's responsibility under Rule 14a-8(b) by demonstrating that, as of the date the Proposals were submitted to the Company, each of Mr. Mathern and Ms. Rome intended to hold Company shares through the date of the Company's 2014 Annual Meeting of Shareholders. Accordingly, consistent with *SBC Communications*, *The Cheesecake Factory*, and *Energen*, the Proposals are excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

V. The Sandy Hook Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating To The Company's Ordinary Business Operations.

The Company may exclude the Sandy Hook Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and

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[7] Similar to the Rome Authorization letter, discussed in note 4, *supra*, Investor Voice also submitted to JPMorgan Chase & Co. what appears to be the same generic statement of Ms. Rome's intent to continue holding securities. *See* Exhibit D to No-Action Request of JPMorgan Chase & Co. (Jan. 14, 2014).

operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Here, the subject matter of the report that the Sandy Hook Proposal requests involves two areas of the Company's ordinary business operations: (1) the Company's sale of particular products; and (2) the Company's lobbying activities and participation in the political or legislative process regarding the Company's operations and specific products. In this regard, it is important to note that certain elements of the Proposal are not applicable or relevant to the Company. Specifically, much of the Sandy Hook Proposal relates to sales of firearms and ammunition. The Company currently does not sell, and does not allow third parties to sell, firearms and firearm ammunition through the Company's websites. Moreover, the Company significantly limits the types of firearm-related accessories that may be sold through its websites, and has supported programs like Seattle's voluntary gun buyback.[8] Thus, the Company's request to exclude the Sandy Hook Proposal does not reflect opposition to the "Sandy Hook Principles" that are set forth in the Sandy Hook Proposal.

Even recognizing that certain aspects of the Sandy Hook Proposal implicate significant policy issues, the Sandy Hook Proposal remains excludable under Rule 14a-8(i)(7) because it also relates, in part, to ordinary business matters. *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal

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[8] Firearms, which are typically defined as instruments from which a shot is discharged by gunpowder or another type of explosion or combustion mechanism, and ammunition for firearms are among the many types of weapons and related accessories that are not permitted to be sold through Company websites, as reflected in the list posted on the Company's website at http://www.amazon.com/gp/help/customer/display.html/ref=hp_left_sib?ie=UTF8&nodeId=200277700.

employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) ("There appears to be some basis for your view that Intel may exclude the proposal under [R]ule 14a 8(i)(7), as relating, *in part*, to Intel's ordinary business operations" (emphasis added)); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor, or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). Here, as discussed below, because of the Company's restrictions on the sale of firearms and firearm ammunition through its websites, the only parts of the Sandy Hook Proposal that are relevant to the Company's operations and products implicate the Company's ordinary business operations.

A. The Sandy Hook Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Addresses The Sale Of Particular Products By The Company

The Sandy Hook Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it also addresses the Company's ability to offer certain products—specifically "accessories, devices or materials/information" of the type referred to in the third numbered paragraph of the Sandy Hook Proposal—to its customers. As discussed below, the Staff consistently has concurred that decisions by retailers regarding the sale of particular products or services, including even controversial products such as tobacco, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

The Staff consistently has concurred in the exclusion of proposals relating to the sale of particular products. For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (proposal urging the company to pursue the market for solar technology excludable as concerning the sale of particular products and services); *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (proposal requiring that all company stores stock certain amounts of locally produced and packaged food excludable as concerning the sale of particular products); *Lowe's Cos., Inc.* (avail. Feb. 1, 2008) (proposal encouraging the company to end the sale of glue traps excludable as relating to the sale of a particular product); *The Kroger Co.* (avail. Mar. 20, 2003) (proposal requesting the company cease making available certain shopping cards to its customers excludable as relating to the manner in which a company sells and markets its products).

In addition, the Staff consistently has permitted exclusion of proposals aimed at altering only a certain aspect of an existing product or service. *See, e.g., General Mills, Inc.* (avail. July 2, 2010) (proposal requesting limits on the use of salt and other sodium compounds in the company's food products excludable as relating to the selection of particular ingredients in the company's products); *International Business Machines Corp.* (avail. Jan. 22, 2009) (proposal requesting that the company offer more of its software products in "open source" formats excludable as relating to the design, development and licensing of software products); *Marriott International, Inc.* (avail. Feb. 13, 2004) (proposal requesting that the company eliminate only sexually explicit content from its hotel gift shops and television programming excludable as relating to the sale and display of a particular product and the nature, content and presentation of programming); *BellSouth Corp.* (avail. Jan. 25, 1999) (proposal seeking to amend the terms and prices in cellular phone service contracts for existing customers excludable as relating to product terms and prices); *International Business Machines Corp.* (avail. Jan. 14, 1986) (proposal requesting that the company provide its software with "source code" instead of "object code" excludable as relating to the form in which the company's programs are delivered).

Like the proposals regarding lending products and services in *Wells Fargo*, solar products in *Pepco Holdings*, glue traps in *Lowe's*, and shopping cards in *Kroger*, the Sandy Hook Proposal addresses the Company's sale of particular products, namely firearms-related accessories and merchandise, asking the Company to "[r]eevaluate policies regarding the sale of accessories, devices or materials/information" pertaining to firearms. As an online retailer, the Company offers a multitude of products and information that includes firearms-related merchandise and books (but excluding firearms and ammunition).[9]

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[9] *See* the Company's policies on prohibited and permitted listings, *available at* http://www.amazon.com/gp/help/customer/display.html/ref=hp_left_sib?ie=UTF8&nodeId=200277700.

The Sandy Hook Proposal remains excludable as relating to the Company's retail sale of particular products even though, as applied to a manufacturer, a proposal relating to the sale of firearms-related products might not be excludable. *Compare Sturm, Ruger & Co.* (avail. Mar. 5, 2001) (declining to concur in the exclusion of a proposal that requested the gun manufacturer to provide a "report on company policies and procedures aimed at stemming the incidence of gun violence in the United States") *with Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (concurring with the exclusion on the basis of Rule 14a-8(i)(7) of a proposal that requested the retailer to stop selling "handguns and their accompanying ammunition" and cited statistics on gun sales and deaths by gun violence). The Staff stated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, the Staff on numerous occasions has concurred that a proposal relating to a *retailer's* sale of a controversial product may be excluded. *See, e.g., Dillard's, Inc.* (avail. Feb. 27, 2012) (excluding a proposal to end the use of fur from raccoon dogs on the basis of Rule 14a-8(i)(7) as addressing the "sale of particular products"); *Rite Aid Corp. (New York City Police Pension Fund et al.)* (avail. Mar. 26, 2009) (concurring in the retailer's exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the board to report to shareholders on the retailer's response to regulatory and public pressures to end sales of tobacco products); *The Home Depot, Inc.* (avail. Jan. 24, 2008) (concurring in the exclusion of a proposal on the basis of Rule 14a-8(i)(7) that requested the company "end its sale of glue traps" because their sale "ha[d] been the subject of public debate and controversy in recent years"); *Walgreen Co.* (avail. Sept. 29, 1997) (concurring in the retailer's exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to end the retailer's sale of tobacco).

Here, in seeking the Company's reevaluation of firearm accessories sales, the subject matter of the Sandy Hook Proposal directly relates to the Company's ordinary business operations as a retailer and *not* as a manufacturer of firearms-related products. Like the proposals in the *Wal-Mart (2001), Dillard's, Rite Aid, Home Depot*, and *Walgreen* precedent discussed immediately above, where retailers were permitted to exclude proposals regarding controversial products, the Sandy Hook Proposal addresses the Company's sale of particular products. In contrast to the *Sturm, Ruger* precedent discussed above, as it would apply to the Company, the Sandy Hook Proposal does not seek to influence the policies of a manufacturer of a controversial product. To the extent the Sandy Hook Proposal touches upon any significant policy issue, the relationship between the significant policy issue and the Company's sale of firearms-related products is not sufficiently significant to preclude exclusion of the Sandy Hook Proposal. Accordingly, the Sandy Hook Proposal may be excluded under Rule 14a-8(i)(7).

B. The Sandy Hook Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Is Directed At Involving The Company In The Political Or Legislative Process Relating To An Aspect Of The Company's Operations

The Staff consistently has concurred that shareholder proposals that have requested a company to be involved in the political or legislative process on a specific aspect of the company's operations are excludable pursuant to Rule 14a-8(i)(7). For example, in *General Motors Corp.* (avail. Apr. 7, 2006), the proposal requested that the company "petition the [U.S. government] for radically improved [corporate average fuel economy] standards for light duty trucks and cars," lead an effort to develop a non-oil based transportation system, and spread this technology to other nations. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because it focused on the company's ordinary business activities, including "communicating with lawmakers and regulators regarding appropriate product regulations" and "seeking support from the government . . . for research and development of product technology." The Staff concurred that the proposal could be excluded, noting that it was "directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations." Similarly, the proposal in *International Business Machines Corp.* (avail. Dec. 17, 2008) asked the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), noting that it was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also International Business Machines Corp.* (avail. Jan. 21, 2002) (same).

In a related line of letters, the Staff also has concurred in the exclusion of shareholder proposals directed at lobbying activities related to specific products. For example, in *Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009) the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Prescription Drug Plans (Part D). The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by Medicare Prescription Drug Plans (Part D). In concurring that the proposal could be excluded, the Staff noted that the proposal "relat[ed] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)." *See also Abbott Laboratories* (avail. Feb. 11, 2009) (same); *General Electric Co. (Flowers)* (avail. Jan. 29, 1997) (concurring with the exclusion of a shareholder proposal requesting that the company refrain from the use of company funds to oppose specific citizen ballot initiatives, including initiatives related to the company's nuclear reactor products, because it focused on "lobbying activities which relate to the [c]ompany's products"); *General Motors Corp.* (avail. Mar. 17, 1993) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to require an automobile manufacturer to cease lobbying to influence legislation dealing with automobile fuel economy standards because "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products").

The Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(7) even when the shareholder proposals at issue have targeted lobbying on, or participation in the political or legislative process with respect to, potentially controversial subjects or subjects that the Staff has found to implicate significant policy issues. For example, the Staff concurred in the exclusion of the proposal in *International Business Machines (2008)* shortly after denying exclusion for a number of shareholder proposals relating to national healthcare reform. *See, e.g., The Boeing Co.* (avail. Feb. 5, 2008); *United Technologies Corp.* (avail. Jan. 31, 2008). Similarly, in *Bristol-Myers Squibb Co.* (avail. Jan. 29, 2013, *recon. denied* Mar. 12, 2013), the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7), reading the proposal and the supporting statements together as relating to the company's "specific lobbying activities that relate to the operation of [the company's] business," namely lobbying with respect to the Patient Protection and Affordable Care Act. *See also Duke Energy Corp.* (avail. Feb. 24, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal relating to the company's "global warming-related lobbying activities"); *PepsiCo., Inc.* (avail. Mar. 3, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal regarding the company's lobbying activities related to Cap and Trade climate change legislation); *General Electric Co. (Flowers)* (avail. Jan. 29, 1997) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal that sought to prohibit the company's board from using company funds to oppose citizen ballot initiatives, including initiatives related to the company's nuclear reactor products); *Philip Morris Cos., Inc.* (avail. Jan. 3, 1996) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal regarding the company's lobbying activities concerning tobacco products); *Southern California Edison Co.* (avail. Jan. 20, 1984) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal that opposed company lobbying in connection with social issues that did not directly bear on the interests of the company, and specifically cited to the company's prior support of gun control).

Like the proposals in the Staff precedent cited above, the Sandy Hook Proposal focuses on the Company's lobbying activities and participation in the political or legislative process relating to the Company's operations and to specific products. Specifically, paragraph 2 of the Sandy Hook Proposal requests the Company to report on efforts it has undertaken to "[s]upport the establishment of a federal universal background check system for every sale or transfer of firearms or ammunition," while paragraph 5 requests a report on efforts undertaken to "[s]upport a federal gun trafficking statute to ensure strict punishment for individuals engaging in the trade of selling firearms to anyone prohibited from possessing them." These matters relate to the Company's operations because they seek information on, and indirectly seek to implicate the Company in, lobbying efforts that relate to the Company's ordinary business operations. Specifically, the Proposal seeks information on the Company's involvement in the political or legislative process regarding measures that would apply to third-party sellers if the third-party sellers violate the Company's policies by selling firearms or ammunition through the Company's websites. As noted above, the Company does not sell, and does not allow third parties to sell, firearms and firearm ammunition through the Company's websites. The Company proactively monitors its websites for compliance with these prohibitions, and it regularly investigates and takes appropriate action regarding sellers that violate these Company policies or that violate applicable law. Decisions as to whether and how the Company augments its own policies and enforcement efforts by lobbying for the enactment of laws that would impose additional procedures and penalties impacts the Company's relationship with third-party sellers. These decisions regarding the nature and extent of the Company's involvement in the political or legislative process on these specific issues also relate to the Company's products because they could affect the demand for products such as firearms-related merchandise and books that the Company or others sell or may in the future sell through the Company's websites. Thus, decisions by the Company regarding lobbying activities involving firearm-related products implicate the Company's ordinary business. Because it seeks to involve the Company in lobbying efforts that implicate the Company's operations and specific products, the Sandy Hook Proposal is, like the precedent cited above, properly excludable under Rule 14a-8(i)(7).

We recognize that the Staff has not concurred with the exclusion of shareholder proposals that addressed a company's lobbying and political activities generally, as opposed to a company's lobbying and political activities that relate specifically to the company's operations or to specific products.[10] For example, in *Devon Energy Corp.* (avail. Mar. 27, 2012), the shareholder proposal requested a report on the policies, procedures, and expenditures regarding direct and indirect lobbying and grassroots lobbying at federal, state, and local levels, and the supporting statements did not reference the company's involvement in specific legislation. According to the Staff, this proposal was not excludable because it

---

[10] An analogous position is reflected in numerous no-action letters addressing proposals on corporate charitable giving. In that context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between shareholder proposals that address a company's general policies toward charitable giving, which the Staff has concluded are not excludable, and proposals that focus on charitable giving to particular types of organizations, which the Staff has concluded are excludable. *Compare Wyeth* (avail. Jan. 23, 2004) (declining to concur in the exclusion of a proposal asking the company to refrain from making charitable contributions where the supporting statement did not focus on giving to a particular type of charitable organization) *with PG&E Corp.* (avail. Feb. 23, 2011) (concurring with the exclusion of a proposal requesting that the company "remain neutral in any activity relating to the definition of marriage" because it related to contributions to specific types of organizations).

focused on the company's "general political activities." *See also Archer-Daniels-Midland Co.* (avail. Aug. 18, 2010) (declining to concur in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a policy prohibiting the use of corporate funds for any political election or campaign purposes because it focused primarily on the company's general political activities). The Sandy Hook Proposal is distinguishable from the proposals in *Devon Energy* and *Archer-Daniels-Midland* because those proposals sought a report on the company's lobbying and political efforts generally, whereas the Sandy Hook Proposal focuses specifically on the Company's lobbying on specific matters relating to its operations and specific products.

Accordingly, because the Sandy Hook Proposal focuses on aspects of the Company's business that are fundamental management responsibilities, the Sandy Hook Proposal is excludable under Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Sarah Dods, the Company's Senior Corporate Counsel, at (206) 266-3192.

Sincerely,

Ronald O. Mueller/GB

Ronald O. Mueller

Enclosures

cc: Sarah Dods, Amazon.com, Inc.
Bruce T. Herbert, Investor Voice, SPC
Bryce Mathern
Mercy Rome

101651443.17

GIBSON DUNN

EXHIBIT A

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

RECEIVED
DEC 13 2013
AMAZON.COM, INC.
LEGAL DEPARTMENT

December 12, 2013

David A. Zapolsky
Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Ave N
Seattle, WA 98109-5210

Re: Shareholder Proposal on Disclosure of Contributions

Dear Mr. Zapolsky:

On behalf of clients, Investor Voice reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

We have had past discussions with Amazon on its practices in the arena of disclosure of political contributions and payments to trade associations, and would like to see the company join with peers and take more next constructive steps.

Because it has not yet reached the level of its peers, we submit the enclosed resolution on behalf of Bryce Mathern for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

Mr. Mathern is the beneficial owner of more than 1,000 shares of common stock that he has held since May 16, 1997 (letter of verification available upon request). In accordance with SEC rules, it is the client's stated intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds can result in steps being taken that will allow the proposal to be withdrawn.

continued on next page...

Toward this end, you may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity, please commence all e-mail subject lines with your ticker symbol "AMZN." (including the period) and we will do the same.

Given rising interest in political spending, the time is right for Amazon to take meaningful next steps in regard to this important governance topic. We look forward to the discussion.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Bryce Mathern
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Disclosure of Political Activity

Final-1 Amazon 2013-2014 – Political Disclosure & Transparency
(corner-note for identification only, not intended for publication)

RESOLVED: Amazon shareholders hereby request that Amazon.com, Inc. ("Amazon" or "Company") provide a report, updated semiannually, that discloses the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

a. The identity of the recipient as well as the amount paid to each; and

b. The title(s) of the person(s) at Amazon responsible for decision-making.

The report shall be presented to the Board (or relevant Board oversight committee) and posted on Amazon's website.

SUPPORTING STATEMENT:

As long-term shareholders, we support transparency and accountability in corporate spending on political activities. These include activities considered intervention under the Internal Revenue Code in any political campaign, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is consistent with public policy, in the best interest of the Company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court *Citizens United* decision recognized the importance of political spending disclosure to shareholders when it said: "...disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions..." Gaps in transparency and accountability can expose Amazon to reputational and business risks that threaten long-term shareholder value.

While Amazon has a political spending statement on its website that generally discloses some aggregate amounts spent on "government relations," shareholders find this too broad, diffuse, and confusing to be meaningful.

A complete picture of the Company's political spending is NOT available from publicly available data. For example, Amazon's payments to trade associations that are used for political activities are undisclosed and unknown – in some cases, even management does not know how trade associations use Amazon's money. This is why Amazon scored near the bottom of the *2013 CPA-Zicklin Index of Corporate Accountability and Disclosure,* which ranks the top 200 companies in the S&P 500. Amazon scored just 19 out of a possible 100 points.

This Proposal is simple: it asks Amazon to disclose its political spending, including payments to trade associations and other tax exempt organizations that are used for political purposes. Doing so would bring Amazon in line with a large number of leading companies – including Exelon, Merck, and Microsoft – that support political disclosure and accountability and present this information on their websites.

Amazon's Board and shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets.

Therefore, please vote FOR this common-sense proposal on sound corporate governance.

~ ~ ~

EXHIBIT B

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Friday, December 13, 2013 4:55 PM
To: 'David Zapolsky'; Deal, Michael; Dods, Sarah
Cc: Bruce Herbert - IV Team
Subject: AMZN. Shareholder Filing on Sandy Hook Principles.
Importance: High

December 12, 2013

David A. Zapolsky
Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Ave N
Seattle, WA 98109-5210

Re: Shareholder Proposal on Sandy Hook Principles Reporting

Dear Mr. Zapolsky::

Please see the attached materials regarding the submission of a shareholder proposal for inclusion in the proxy for the 2014 annual meeting of stockholders.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE
& ELECTRONIC DELIVERY

December 13, 2013

David A. Zapolsky
Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Ave N
Seattle, WA 98109-5210

Re: Shareholder Proposal on Sandy Hook Principles Reporting

Dear Mr. Zapolsky:

On behalf of clients, Investor Voice reviews and comments on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In conducting these discussions, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

With apologies, we write to file a shareholder proposal on a topic that we have not had previous dialogue on. We do so (as we are sure you will understand) both because it is a topic that is gaining in national prominence, and to preserve our rights under SEC rules.

We acknowledge that Amazon does not have a large volume of sales in this arena. However, we feel it is important to proactively adopt policies and procedures rather than inadvertently follow an ad hoc approach to an issue that creates an incendiary response in many people.

Therefore, we submit the enclosed resolution on behalf of Mercy Rome for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

Ms. Rome is the beneficial owner of more than 12 shares of common stock that she has continuously held since July 25, 2012 (letter of verification available upon request). In accordance with SEC rules, it is the client's stated intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds can result in steps being taken that will allow the proposal to be withdrawn.

Toward this end, you may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity, please commence all e-mail subject lines with your ticker symbol "AMZN." (including the period) and we will do the same.

Given the anniversary tomorrow of the shootings at Sandy Hook, now is a good time to explore what steps Amazon can take in regard to this important topic. We look forward to the discussion.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy Rome
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Sandy Hook Principles

Final-1 Amazon.com, Inc. 2013-2014 – Sandy Hook Principles
(corner-note for identification only, not intended for publication)

RESOLVED: Shareholders of Amazon.com, Inc. ("Amazon" or "Company") urge the Board of Directors to report annually to shareholders, in a report posted on the Company's website, on the actions the Company has taken, if any, in regard to the following elements of the Sandy Hook Principles:

1. Promote restrictions on firearms and ammunition sales, transfers and possession to keep firearms out of the hands of children (unless authorized), persons with mental illness or mental health challenges (unless authorized), criminals, domestic or international terrorists and anyone else prohibited from possessing them under federal law;
2. Support the establishment of a federal universal background check system for every sale or transfer of firearms or ammunition conducted by the Company;
3. Reevaluate policies regarding the sale of accessories, devices or materials/information used to assist the conversion of firearms into military style assault weapons for use by civilians;
4. Take steps to promote the conducting of background checks for every sale or transfer of firearms or ammunition by business clients, including gun show operators or gun dealers;
5. Support a federal gun trafficking statute to ensure strict punishment for individuals engaging in the trade of selling firearms to anyone prohibited from possessing them under federal law; and
6. Efforts to promote firearm safety education at the point of sale and in the communities in which the Company conducts business operations.

SUPPORTING STATEMENT:

The Sandy Hook Principles, named for the Connecticut elementary school where 20 children and 6 adults were killed in 2012, are a set of measures aimed at curbing gun violence. Philadelphia Mayor Michael Nutter announced the Sandy Hook Principles in January 2013. The preamble to the Principles states that they are intended to "establish a baseline standard for responsible conduct." See:

http://media.philly.com/documents/Sandy+Hook+Principles.pdf

The mass shootings of 2012 focused attention on the investment risks posed by the manufacture and sale of firearms and ammunition. Pension funds have urged manufacturers and retailers of firearms or ammunition to support the Sandy Hook Principles in order to avoid potential divestment actions.

Divestment from companies that make and/or sell firearms is on numerous state and local pension funds' agendas. The New York City Teachers' Pension Fund has already divested from companies that make firearms and ammunition, and the California State Teachers Retirement System has begun the divestment process. The Chicago Municipal Pension Fund voted to divest its stake in three companies that make assault weapons.

Amazon does not appear to directly sell firearms or ammunition. However, Amazon does sell a number of semi-automatic weapon-related accessories or books that can increase the lethality of these weapons. Although sales of such products represent a very small portion of Amazon's revenues, they can pose significant risk to the value of Amazon's reputation.

Information regarding the steps Amazon has taken to implement the elements of the Sandy Hook Principles listed above can help shareholders evaluate these risks. Therefore, we urge shareholders to vote FOR this proposal.

~ ~ ~

GIBSON DUNN

EXHIBIT C

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00145

December 18, 2013

VIA OVERNIGHT MAIL
Bruce T. Herbert
Chief Executive
Investor Voice, SPC
10033 – 12th Avenue NW
Seattle, WA 98177

Dear Mr. Herbert:

I am writing on behalf of our client, Amazon.com, Inc. (the "Company"), which on December 13, 2013, received from you, in your capacity as Chief Executive of Investor Voice, two shareholder proposals (the "Proposals") for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8. The Proposals relate to corporate political contributions and the Sandy Hook Principles.

Your letters to the Company, dated December 12 and 13, 2013, included cover letters stating that you are submitting the Proposals "on behalf of" Bryce Mathern and Mercy Rome. However, the letters also indicate that "Investor Voice is the sponsor" of the Proposals. Please note that, pursuant to Rule 14a 8(c), a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. Based on your statements in the cover letters accompanying the Proposals, it appears that Investor Voice is the proponent of both Proposals. The submission of more than one proposal by a proponent is not permitted under Rule 14a-8(c). If Investor Voice is the Proponent of both Proposals, you must correct this procedural deficiency by indicating which proposal Investor Voice would like to submit and which proposal Investor Voice would like to withdraw.

In addition, please be advised that the submissions contain certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Investor Voice, Mr. Mathern or Ms. Rome is a record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent of either Proposal has satisfied Rule 14a-8's ownership requirements as of the date that the Proposals were submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of being a shareholder with continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposals were submitted to the Company (December 12, 2013 for the corporate political contributions proposal, and December 13, 2013 for the Sandy Hook Principles proposal, respectively). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposals were submitted (December 12, 2013 and December 13, 2013, respectively); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent of either Proposal intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether the Proponent's broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposals were submitted (December 12, 2013 and December 13, 2013, respectively).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company

shares for the one-year period preceding and including the date the Proposals were submitted (December 12, 2013 and December 13, 2013, respectively). The Proponent should be able to find out the identity of the DTC participant by asking the broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposals were submitted (December 12, 2013 and December 13, 2013, respectively), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a shareholder proponent must provide the company with a written statement that the shareholder intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Please note that "[t]he shareholder must provide this written statement." See SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001).

If Investor Voice is the Proponent of either or both Proposals, Investor Voice must remedy the foregoing defects by providing (1) proof of continuous ownership of Company shares for the one-year period preceding and including the date the Proposals were submitted (December 12, 2013 and December 13, 2013, respectively) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC), and (2) a written statement that Investor Voice intends to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders.

Alternatively, if Mr. Mathern or Ms. Rome is the Proponent of the corporate political contributions proposal and the Sandy Hook Principles proposal, respectively, then in addition to providing proof of continuous ownership by Mr. Mathern and Ms. Rome of Company shares for the one-year period preceding and including the date his or her Proposal was submitted (December 12, 2013 and December 13, 2013, respectively) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC), the Company must be provided: (1) evidence that the Proponent (Mr. Mathern and Ms. Rome) had authorized Investor Voice to submit the Proposal on the Proponent's behalf as of the date the Proposal was submitted (December 12, 2013 and December 13, 2013, respectively); and (2) under Rule 14a-8(b), a written statement by each Proponent (Bryce Mathern and Mercy

Rome) that each intends to continue to hold the requisite number of shares through the date of the Company's 2014 Annual Meeting of Shareholders.[1]

To remedy the defects with your submissions, the foregoing written documentation must be provided. The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Ronald O. Mueller

cc: Bryce Mathern, c/o Investor Voice
Mercy Rome, c/o Investor Voice
Sarah C. Dods, Senior Corporate Counsel, Amazon.com, Inc.

Enclosures

---

1 Please note that if Investor Voice is not the stockholder Proponent of the Proposals, we believe that the Proposals were not properly submitted because Rule 14a-8 does not provide for a stockholder to authorize another person to "sponsor" and submit a stockholder proposal on the stockholder's behalf. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder seeking to submit the proposal." In providing this notice of procedural deficiencies, we do not waive the Company's right to object that the Proposals were not properly submitted if Bryce Mathern and/or Mercy Rome is the Proponent.

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT D

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Friday, December 27, 2013 7:50 AM
To: 'Ronald Mueller'
Cc: Deal, Michael; Dods, Sarah; Bruce Herbert - IV Team
Subject: AMZN. Deficiency Letter Response.
Importance: High

Seattle Friday
12/27/2013

Dear Mr. Mueller:

Attached please find materials in response to your December 18, 2013 letter. We would appreciate acknowledgement of receipt of these items.

Happy holidays.

Sincerely, . . . Bruce Herbert

cc: Michael Deal, Amazon.com, Inc.
Sarah Dods, Amazon.com, Inc.

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE: *202-530-9569*
VIA ELECTRONIC DELIVERY: *RMueller@gibsondunn.com*

December 27, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Ave NW
Washington, DC 20036

Re: Shareholder Proposals

Dear Mr. Mueller:

We received on December 19, 2013 your letter dated December 18, 2013 in response to the Investor Voice filing of two shareholder Proposals on behalf of Bryce A. Mathern and Mercy A. Rome.

It is commonplace, as you should be well aware, for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. Bryce Mathern and Mercy Rome are the Proponents, respectively, of the two shareholder Proposals, and in line with a decades-long tradition Investor Voice is assisting them with the filing.

Your letter requested certain routine documentation, in response to which the following six items are attached:

- **Verification of ownership for Bryce Mathern**
- **Appointment of Investor Voice by Bryce Mathern**
- **Statement of intent to hold shares by Bryce Mathern**

- **Verification of ownership for Mercy Rome**
- **Appointment of Investor Voice by Mercy Rome**
- **Statement of intent to hold shares by Mercy Rome**

We feel this fulfills the requirements of SEC Rule 14a-8 in their entirety, so please inform us in a timely way should you feel otherwise. We would appreciate receiving confirmation that you received these materials in good order.

You will note in the attached "Letters of Appointment" that Mr. Mathern and Ms. Rome request Amazon to direct all correspondence related to this matter to the attention of Investor Voice.

continued next page...

You may contact us via the address and phone listed above (please note that this is a new address, a/o earlier this year), as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your stock ticker symbol **"AMZN."** (including the period) and we will do the same.

Thank you. As expressed in the filing letter, these issues are germane and important to all shareholders. We look forward to a discussion of these matters, and hope that positive steps can lead to a withdrawal of the Proposals.

Happy holidays.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Bryce A. Mathern
Mercy A. Rome
Michael Deal, Amazon.com, Inc.
Sarah Dods, Amazon.com, Inc.
Interfaith Center on Corporate Responsibility (ICCR)

enc: Letter of Verification, from Schwab
Statement of Intent, by Bryce Mathern
Letter of Appointment, by Bryce Mathern

Letter of Verification, from Folio
Statement of Intent, by Mercy Rome
Letter of Appointment, by Mercy Rome

charles SCHWAB

December 13, 2013

Re: Verification of Amazon.com, Inc. shares for Bryce Mathern

To Whom It May Concern:

This letter is to verify that as-of the above date Bryce Mathern has continuously owned 500 shares of Amazon.com, Inc. common stock since 5/16/1997.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter I hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

B Mathe
signature

Bryce A. Mathern
c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)* :

State of WA, County of King

Subscribed and sworn to (or affirmed) before me on this 19 day of Dec., 2013,

by Bryce A. Mathern, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Bruce Herbert Expiration Date 1 / 29 / 2014
(Signature of Notarizing Officer) (mm/dd/yyyy)

(NOTARY SEAL) BRUCE T. HERBERT MY COMMISSION EXPIRES JAN 29 2014 STATE OF WASHINGTON NOTARY PUBLIC

5

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter I hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges my responsibility under SEC rules, and applies to the shares of any company that I own at which a shareholder proposal is filed (whether directly or on my behalf).

This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, and is to be accepted as my Statement of Intent by any company receiving it.

Sincerely,

B Math

signature

Bryce A. Mathern

If notarized *(not required)*:

State of WA, County of King

Subscribed and sworn to (or affirmed) before me on this 19 day of Dec., 2013,

by Bryce A. Mathern, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Bruce Harbert (Signature of Notarizing Officer) Expiration Date 1/29/2014 (mm/dd/yyyy)

(NOTARY SEAL) BRUCE T. HERBERT, NOTARY PUBLIC, STATE OF WASHINGTON, MY COMMISSION EXPIRES JAN 29 2014

5

FOLIO*fn*

FOLIO*fn*, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 703-245-4000
f 703-245-4800
folioinvesting.com

December 20, 2013

Re: Verification of Amazon.com, Inc. shares for Mercy A. Rome

To Whom It May Concern:

This letter is to verify that as-of the date of this letter, Mercy A. Rome has continuously owned 12 shares of Amazon.com, Inc. common stock since 7/25/2012.

Folio Institutional serves as the custodian and/or record holder of these shares.

Sincerely,

Bill Davis
VP Customer Service

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter I hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

M A Rome
signature

Mercy A. Rome
c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 19 day of Dec., 2013,

by Mercy A. Rome, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public ______ (Signature of Notarizing Officer) Expiration Date 1/2/2016 (mm/dd/yyyy)

(NOTARY SEAL)
LARRY S DOHRS
MY COMMISSION EXPIRES
JAN 2 2016
STATE OF WASHINGTON
NOTARY PUBLIC

5

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter I hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges my responsibility under SEC rules, and applies to the shares of any company that I own at which a shareholder proposal is filed (whether directly or on my behalf).

This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, and is to be accepted as my Statement of Intent by any company receiving it.

Sincerely,

signature

Mercy A. Rome

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 19 day of Dec., 2013,

by Mercy A. Rome, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public ______ (Signature of Notarizing Officer) Expiration Date 1/2/2016 (mm/dd/yyyy)

(NOTARY SEAL) LARRY S. DOHRS NOTARY PUBLIC STATE OF WASHINGTON MY COMMISSION EXPIRES JAN 2 2016